Exhibit 21.1

Subsidiaries of Urgent.ly

Name	State of Incorporation / Jurisdiction
Roadside Innovation Inc. (“Roadside”)	Delaware
Roadside Innovation (Arkansas) Inc. (“Roadside Arkansas”)	Arkansas
Urgently Canada Technologies ULC (“Urgently Canada”)	British Columbia, Canada
URG Holdco Israel Ltd. (“Holdco”)	Israel
U.O Odyssey Merger Sub Ltd. (“Merger Sub”)	Israel